SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

     Integrated Resources High Equity Partners, Series 85
                         (Name of Issuer)

                Units of Limited Partnership Interest
                    (Title of Class of Securities)

                         (CUSIP Number)

                    Allan B. Rothschild, Esq.
                     411 West Putnam Avenue
                      Greenwich, CT  06830
                         (203) 862-7051
     (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         July 24, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
SCHEDULE 13D
CUSIP No.  None

1    NAMES OF REPORTING PERSONS
     Millenium Funding II Corp.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)
     (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF      7    SOLE VOTING POWER
SHARES              None
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            41,368
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           None
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    41,368

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     41,368

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                 [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.3%

14   TYPE OF REPORTING PERSON (See Instructions)
     CO




SCHEDULE 13D
CUSIP No.  None

1    NAMES OF REPORTING PERSONS
     Presidio Capital Corp.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)
     (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands

NUMBER OF      7    SOLE VOTING POWER
SHARES              None
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            72,232**
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           None
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    72,232**

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     72,232**

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                 [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.1%

14   TYPE OF REPORTING PERSON (See Instructions)
     HC

**   Includes 30,864 Units tendered to Olympia Investors, L.P.
     ("Olympia") pursuant to a tender offer commenced by Olympia on March 12, 1998 (the "Offer"). See Item 6.

SCHEDULE 13D
CUSIP No.  None

1    NAMES OF REPORTING PERSONS
     Presidio Capital Investment Company, LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)
     (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF      7    SOLE VOTING POWER
SHARES              None
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            72,232**
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           None
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    72,232**

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     72,232**

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)            [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.1%

14   TYPE OF REPORTING PERSON (See Instructions)
     OO

** Includes 30,864 Units tendered to Olympia pursuant to the Offer. See Item 6.

SCHEDULE 13D
CUSIP No.  None

1    NAMES OF REPORTING PERSONS
     Presidio Holding Company, LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)
     (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

NUMBER OF      7    SOLE VOTING POWER
SHARES              None
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            72,232**
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           None
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    72,232**

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     72,232**

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)            [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.1%

14   TYPE OF REPORTING PERSON (See Instructions)
     HC

** Includes 30,864 Units tendered to Olympia pursuant to the Offer. See Item 6.


SCHEDULE 13D
CUSIP No.  None

1    NAMES OF REPORTING PERSONS
     Northstar Presidio Management Company, LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)
     (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF      7    SOLE VOTING POWER
SHARES              None
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            72,232**
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           None
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    72,232**

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     72,232**

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)            [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.1%

14   TYPE OF REPORTING PERSON (See Instructions)
     OO

**   Includes 30,864 Units tendered to Olympia pursuant to the
     Offer.   See Item 6.


SCHEDULE 13D
CUSIP No.  None

1    NAMES OF REPORTING PERSONS
     Northstar Operating, LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)
     (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF      7    SOLE VOTING POWER
SHARES              None
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            72,232**
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           None
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    72,232**

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     72,232**

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)            [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.1%

14   TYPE OF REPORTING PERSON (See Instructions)
     OO

** Includes 30,864 Units tendered to Olympia pursuant to the Offer. See Item 6.


SCHEDULE 13D
CUSIP No.  None

1    NAMES OF REPORTING PERSONS
     Northstar Capital Partners, LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)
     (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF      7    SOLE VOTING POWER
SHARES              None
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            72,232**
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           None
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    72,232**

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     72,232**

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)            [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.1%

14   TYPE OF REPORTING PERSON (See Instructions)
     OO

** Includes 30,864 Units tendered to Olympia pursuant to the Offer. See Item 6.

SCHEDULE 13D
CUSIP No.  None

1    NAMES OF REPORTING PERSONS
     Northstar Capital Holdings I, LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)
     (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF      7    SOLE VOTING POWER
SHARES              None
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            72,232**
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           None
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    72,232**

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     72,232**

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                 [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.1%

14   TYPE OF REPORTING PERSON (See Instructions)
     HC

** Includes 30,864 Units tendered to Olympia pursuant to the Offer. See Item 6.


SCHEDULE 13D
CUSIP No.  None

1    NAMES OF REPORTING PERSONS
     David Hamamoto
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)
     (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     []

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF      7    SOLE VOTING POWER
SHARES              None
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            72,232**
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           None
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    72,232**

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     72,232**

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                 [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.1%

14   TYPE OF REPORTING PERSON (See Instructions)
     IN

** Includes 30,864 Units tendered to Olympia pursuant to the Offer. See Item 6.


SCHEDULE 13D
CUSIP No.  None

1    NAMES OF REPORTING PERSONS
     W. Edward Scheetz
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)
     (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     []

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF      7    SOLE VOTING POWER
SHARES              None
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            72,232**
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           None
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    72,232**

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     72,232**

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                 [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.1%

14   TYPE OF REPORTING PERSON (See Instructions)
     IN

** Includes 30,864 Units tendered to Olympia pursuant to the Offer. See Item 6.


                         Schedule 13D

Item 2.   Identity and Background.

          Item 2 is amended in its entirety as follows:

          This statement is being filed by the following entities, which are affiliated with Presidio Capital Corp.
(collectively, the "Presidio Entities"):

     (1)  Millenium Funding II Corp., a Delaware corporation
          ("MFC II");
     (2) Presidio Capital Corp., a British Virgin Islands corporation ("Presidio");
     (3) Presidio Capital Investment Company, LLC, a Delaware limited liability company ("PCIC");
     (4) Presidio Holding Company, LLC, a New York limited liability company ("PHC");
     (5) Northstar Presidio Management Company, LLC, a Delaware limited liability company ("NP Management");
     (6) Northstar Operating, LLC, a Delaware limited liability company ("Northstar");
     (7) Northstar Capital Partners, LLC a Delaware limited liability company ("NCP");
     (8) Northstar Capital Holdings I, LLC, a Delaware limited liability company ("NCHI");
     (9)  W. Edward Scheetz, a United States citizen; and
     (10) David Hamamoto, a United States citizen

          MFC II is an indirect wholly-owned subsidiary of Presidio. The principal business and office address of MFC II is 411 West Putnam Avenue Greenwich, CT 06830, and of Presidio is
c/o Hemisphere Management Limited, 9 Church Street, Hamilton HM
DX, Bermuda.

          PCIC, which holds all of the outstanding shares of Presidio, is a Delaware limited liability company whose principal business and office address is 527 Madison Avenue, 17th Floor, New York, New York 10022. The members of PCIC are PHC, a New York limited liability company which holds 71.93% of the membership interests, and various other entities. The principal business and office address of PHC is 527 Madison Avenue, 17th Floor, New York, New York 10022. The members of PHC are Northstar, which holds a 99% interest in PHC, and Polaris Operating, LLC ("Polaris"), which holds a 1% interest. Northstar and Polaris also own 99% and 1%, respectively, of NP Management, whose principal business and office address is 411 West Putnam Avenue, Suite 270, Greenwich, Connecticut 06830.

          Each of Northstar and Polaris is a Delaware limited liability company whose principal business and office address is 527 Madison Avenue, 17th Floor, New York, New York 10022. Polaris has two members, Northstar, which holds a 99% interest, and Sextant Operating Corp., a Delaware corporation ("Sextant"), which holds a 1% interest. The principal business and office address of Sextant is 527 Madison Avenue, 17th Floor, New York, New York 10022.

          Northstar has two members, NCP, which holds a 99% interest, and NCHI, which holds a 1% interest. Each of NCP and NCHI is a Delaware limited liability company whose principal business and office address is 527 Madison Avenue, 17th Floor, New York, New York 10022. The members of NCP are NCHI, which holds a 74.75% interest, and Northstar Capital Holdings II, LLC, a Delaware limited liability company ("NCHII"), which holds a 25.25% interest. The principal business and office address of NCHII is 527 Madison Avenue, 17th Floor, New York, New York 10022.

          NCHI has two members, W. Edward Scheetz and David
Hamamoto, each of whom holds a 50% interest.  Mr. Scheetz and Mr.
Hamamoto are each U.S. citizens whose business address is 527
Madison Avenue, 17th Floor, New York, New York 10022.

          The Presidio Entities are also collectively referred to as the "Reporting Persons."

          During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          In connection with a tender offer for units of limited partnership interest ("Units") of the issuer, Integrated Resources High Equity Partners, Series 85, a California limited partnership (the "Partnership") made March 12, 1998 (the "Offer") by Olympia Investors, L.P., a Delaware limited partnership controlled by Carl C. Icahn ("Olympia"), Olympia and Presidio entered into an agreement, dated March 6, 1998 (as amended, the "Agreement"). As a consequence of the Agreement, Presidio , PHC, NP Management, Northstar, NCP, NCPI, W. Edward Scheetz and David Hamamoto (collectively, the "Upper Tier Parties") may be deemed to beneficially own the Units owned by Olympia. See Item 6.

Item 5.   Interest in Securities of the Issuer.

          Item 5 is amended in its entirety as follows:

          The Reporting Persons own beneficially an aggregate of 18.1% of the outstanding Units (on the basis of 400,010 Units outstanding), including Units tendered to Olympia pursuant to the Offer. See Item 6. Set forth below is a summary for each Reporting Person of its beneficial ownership of Units.


     A.   MFC II

          (a)  Aggregate number of Units
               beneficially owned: 41,368
                    Percentage: 10.3%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    41,368
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 41,368
          (c) There were no transactions by MFC II during the past 60 days, other than as set forth below in this item 5.
          (d) MFC II may be deemed to have the right to receive or the power to direct the receipt of distribution from, or proceeds from the sale of, the 41,368 Units
          (e)  Not applicable.


     B.   Presidio

          (a)  Aggregate number of Units
               beneficially owned: 72,232
                    Percentage:  18.1%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    72,232
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 72,232
          (c)  There were no transactions by Presidio
               during the past 60 days, other than as
               set forth in this item 5.
          (d) Presidio may be deemed to have the right to receive or the power to direct the receipt of distributions from, or proceeds from the sale of, the 72,232 Units.
          (e)  Not applicable.


     C.   PCIC

          (a)  Aggregate number of Units
               beneficially owned: 72,232
                    Percentage:  18.1%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    72,232
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 72,232
          (c)  There were no transactions by PCIC
               during the past 60 days, other than as
               set forth in this item 5.
          (d)  PCIC may be deemed to have the right to
               receive or the power to direct the receipt of distributions from, or proceeds from the sale of, the 72,232 Units.
          (e)  Not applicable.


     D.   PHC

          (a)  Aggregate number of Units
               beneficially owned: 72,232
                    Percentage:  18.1%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    72,232
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 72,232
          (c)  There were no transactions by PHC
               during the past 60 days, other than as
               set forth in this item 5.
          (d)  PHC may be deemed to have the right to
               receive or the power to direct the receipt of distributions from, or proceeds from the sale of, the 72,232 Units.
          (e)  Not applicable.


     E.   NP Management

          (a)  Aggregate number of Units
               beneficially owned: 72,232
                    Percentage:  18.1%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    72,232
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 72,232
          (c) There were no transactions by NP Management during the past 60 days, other than as set forth below in this item 5.
          (d) NP Management may be deemed to have the right to receive or the power to direct the receipt of distribution from, or proceeds from the sale of, the 72,232 Units
          (e)  Not applicable.


     F.   Northstar

          (a)  Aggregate number of Units
               beneficially owned: 72,232
                    Percentage:  18.1%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    72,232
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 72,232
          (c) There were no transactions by Northstar during the past 60 days, other than as set forth below in this item 5.
          (d) Northstar may be deemed to have the right to receive or the power to direct the receipt of distribution from, or proceeds from the sale of, the 72,232 Units
          (e)  Not applicable.


     G.   NCP

          (a)  Aggregate number of Units
               beneficially owned: 72,232
                    Percentage:  18.1%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    72,232
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 72,232
          (c)  There were no transactions by NCP
               during the past 60 days, other than as
               set forth in this item 5.
          (d)  NCP may be deemed to have the right to
               receive or the power to direct the receipt of distributions from, or proceeds from the sale of, the 72,232 Units.
          (e)  Not applicable.


     H.   NCHI

          (a)  Aggregate number of Units
               beneficially owned: 72,232
                    Percentage:  18.1%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    72,232
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 72,232
          (c)  There were no transactions by NCHI
               during the past 60 days, other than as
               set forth in this item 5.
          (d)  NCHI may be deemed to have the right to
               receive or the power to direct the receipt of distributions from, or proceeds from the sale of, the 72,232 Units.
          (e)  Not applicable.


     I.   W. Edward Scheetz

          (a)  Aggregate number of Units
               beneficially owned: 72,232
                    Percentage:  18.1%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    72,232
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 72,232
          (c) There were no transactions by W. Edward Scheetz during the past 60 days, other than as set forth in this item 5.
          (d) W. Edward Scheetz may be deemed to have the right to receive or the power to direct the receipt of distributions from, or proceeds from the sale of, the 72,232 Units.
          (e)  Not applicable.


     J.   David Hamamoto

          (a)  Aggregate number of Units
               beneficially owned: 72,232
                    Percentage:  18.1%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    72,232
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 72,232
          (c) There were no transactions by David Hamamoto during the past 60 days, other than as set forth in this item 5.
          (d) David Hamamoto may be deemed to have the right to receive or the power to direct the receipt of distributions from, or proceeds from the sale of, the 72,232 Units.
          (e)  Not applicable.


          On July 24, 1998, Olympia purchased 30,864 Units tendered by various holders thereof in response to the Offer, for an aggregate purchase price of $2,932,080.00. On July 29, 1998, MFC II purchased 3,000 Units for $292,125.00 (i.e., $97.38 per
Unit) in a brokerage transaction effected by DCC Securities Corp. On August 19, 1998, MFC II purchased 286 Units for $27,849.25 (i.e., $97.38 per Unit) in a brokerage transaction also effected by DCC Securities Corp. Finally, on September 4, 1998, MFC II purchased 40 Units for $3,876.95 (i.e., $96.92 per Unit) in a brokerage transaction effected by North Coast Securities Corp.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          The Agreement entered into between Olympia and Presidio in connection with the Offer provides, among other things, for:
(i) Olympia's conduct of tender offers for up to 40% of the outstanding Units of the Partnership and two related limited partnerships (the "Related Partnerships"), and the cooperation of the general partners of the Partnership and Related Partnerships to facilitate such offers (including furnishing Olympia with limited partner lists for use in connection with the Offers and taking a neutral stance with respect thereto) and the transfer of tendered Units to Olympia without the imposition of transfer fees; (ii) an agreement by Olympia and its affiliates to limit their acquisition of Units in the Partnership and the Related Partnerships to Units acquired in the Offers and to limit their acquisition of assets or properties of the Partnership or the Related Partnerships to properties or assets which the general partners or their affiliates have publicly announced their intention to sell or have hired a broker for such purpose; (iii) an agreement by Olympia and its affiliates not to: seek the removal of the general partners or call any meeting of limited partners of the Partnership or the Related Partnerships; make any proposal to or seek proxies from limited partners of the Partnership or the Related Partnerships; or act, either alone or in concert with others, to seek to control the management, policies or affairs of the Partnership or any Related Partnership or to effect any business combination or other extraordinary transactions with the Partnership or its general partners; (iv) an agreement by Olympia and its affiliates to vote Units owned by them in favor of a proposal, if any, by the general partners of the Partnership or the Related Partnerships resulting in limited partners receiving securities that are listed on NASDAQ or a national securities exchange; (v) Olympia's grant to Presidio of a call option to purchase 50% of the Units in the Partnership acquired in the Offer at a price equal to the lesser of the price paid by Olympia or $110.68 per Unit (except that the limitation of the call price to $110.68 per Unit will not apply if the purchase price of $95.00 per Unit offered by Olympia to holders of Units pursuant to the Offer(the "Purchase Price") is increased to more than that amount in response to a competing bid), plus 50% of Olympia's costs associated with the Offer; (vi) the grant to Presidio of a similar call option to purchase 50% of the Units in the Related Partnerships acquired pursuant to the Offers;
(vii) a buy/sell agreement, pursuant to which either party can initiate buy/sell procedures by notifying the other of a specified price per Unit (not to exceed the then current net asset value of the Units) and the other terms and conditions on which the non-initiating party would then be required to elect (subject to certain exceptions) either to buy certain Units from the initiating party or to sell certain Units to the initiating party (such Units consisting, in the case of Olympia, of all Units owned by Olympia and its affiliates and, in the case of NCP, of all Units purchased by NCP upon exercise of the call option described above. The agreements of the Purchaser and its affiliates described in clauses (ii), (iii) and (iv) above expire on March 6, 2001 (the "Standstill Expiration Date"), but may expire earlier under certain circumstances.

          As a consequence of the Agreement, the Upper Tier
Parties may be deemed to beneficially own the Units owned by Olympia.































Item 7.   Material to be Filed as Exhibits.

Exhibit
Number                   Description

99.1           Agreement of Presidio Entities pursuant to Rule
               13d-1(k)(1)(iii)

99.2           Letter Agreement, dated March 6, 1998, between
               Presidio Capital Corp., Olympia Investors, L.P.
               and American Real Estate Holdings, L.P. (the
               "Agreement")

99.3           Amendment No. 1 to the Agreement, dated May 20,
               1998

99.4           Amendment No. 2 to the Agreement, dated June 29,
               1998

99.5           Amendment No. 3 to the Agreement, dated July 16,
               1998




























                            SIGNATURES

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 30, 1998


MILLENIUM FUNDING II CORP.    PRESIDIO CAPITAL CORP.


By: /s/ Allan B. Rothschild   By: /s/ Allan B. Rothschild
Name: Allan B. Rothschild     Name: Allan B. Rothschild
Title: Authorized Signatory   Title: Authorized Signatory


PRESIDIO CAPITAL INVESTMENT.  PRESIDIO HOLDING COMPANY, LLC
 COMPANY, LLC

By: /s/ W. Edward Scheetz     By: /s/ W. Edward Scheetz
Name: W. Edward Scheetz       Name: W. Edward Scheetz
Title: Authorized Signatory   Title: Authorized Signatory


NORTHSTAR PRESIDIO            NORTHSTAR CAPITAL HOLDINGS I, LLC
 MANAGEMENT COMPANY, LLC

By: /s/ Allan B. Rothschild   By: /s/ W. Edward Scheetz
Name: Allan B. Rothschild     Name: W. Edward Scheetz
Title: Authorized Signatory   Title: Authorized Signatory


NORTHSTAR CAPITAL
 PARTNERS, LLC

By: /s/ W. Edward Scheetz     /s/ David Hamamoto
Name: W. Edward Scheetz       David Hamamoto
Title: Authorized Signatory



/s/ W. Edward Scheetz
W. Edward Scheetz


                         EXHIBIT INDEX


Exhibit
Number                   Description

99.1           Agreement of Presidio Entities pursuant to Rule
               13d-1(k)(1)(iii)

99.2           Letter Agreement, dated March 6, 1998, between
               Presidio Capital Corp., Olympia Investors, L.P.
               and American Real Estate Holdings, L.P. (the
               "Agreement")

99.3           Amendment No. 1 to the Agreement, dated May 20,
               1998

99.4           Amendment No. 2 to the Agreement, dated June 29,
               1998

99.5           Amendment No. 3 to the Agreement, dated July 16,
               1998